Exhibit 99.1

STANDARD LITHIUM LTD.
COMMON SHARES

SALES AGREEMENT

August 10, 2026

Canaccord Genuity LLC
One Post Office Square, 30th Floor
Boston, MA 02109

Canaccord Genuity Corp.
40 Temperance Street, Suite 2100
Toronto, ON M5H 0B4

Evercore Group L.L.C.
55 East 52nd Street
New York, NY 10055

To the addressees set forth above:

Standard Lithium Ltd. (the “Company”), confirms its agreement (this “Agreement”) with Canaccord Genuity LLC, Canaccord Genuity Corp. (together, “Canaccord”) and Evercore Group L.L.C. (“Evercore”, and, collectively with Canaccord, the “Agents”, or any one of Canaccord or Evercore, an “Agent”), with respect to the issuance and sale from time to time by the Company of common shares without par value of the Company (the “Common Shares”) upon and subject to the terms and conditions contained herein. The obligations of the Agents under this Agreement are several and not joint, nor joint and several and no Agent shall be liable for any act, omission, default or conduct by any of the other Agents.

1.            Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell to or through the Agents, acting as agents and/or principals, Common Shares, having an aggregate offering price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) (the “Placement Shares”). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agents shall have no obligation in connection with such compliance. The issuance and sale of Placement Shares through the Agents will be effected pursuant to the Prospectuses (as defined below) and Registration Statement (as defined below), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue the Common Shares. The Company’s appointment of the Agents under this Agreement shall be on an exclusive basis during the term of this Agreement, and the Company agrees that, during the term of this Agreement, it will not appoint any other person to act as the Company’s agent with respect to sales of Common Shares pursuant to the offering of the Placement Shares under this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”), in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”), the Canadian preliminary short form base shelf prospectus, dated May 30, 2025 and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined below) in respect of an aggregate of up to US$1,000,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) of Common Shares, preferred shares, debt securities, subscription receipts, warrants and units (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined below). The British Columbia Securities Commission (the “Reviewing Authority”), as the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Placement Shares, has issued a receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian preliminary short form base shelf prospectus and a receipt (the “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus, which Receipt also evidences that the Ontario Securities Commission issued a receipt in respect of the Canadian preliminary short form base shelf prospectus. The term “Canadian Base Prospectus” means the (final) short form base shelf prospectus dated July 30, 2025 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities (“Canadian Securities Laws”) in each of the Canadian Qualifying Jurisdictions, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company previously entered into a sales agreement dated August 8, 2025 (the “Prior Sales Agreement”) with the Agents, pursuant to which the Company may offer and sell from time to time Common Shares having an aggregate offering price of up to US$50,000,000 (the “Current Offered Shares”) under a prior prospectus supplement dated August 8, 2025 (the “Current Prospectus Supplement”) and the accompanying Shelf Prospectus (as defined in the Prospectus Supplement). As of August 7, 2026, the Company has offered and sold 8,978,213 Current Offered Shares for aggregate offering proceeds of US$36,012,156 under the Current Prospectus Supplement, resulting in US$13,987,844 of Current Offered Shares available for issuance under the Current Prospectus Supplement. The Company shall continue to offer and sell the Current Offered Shares under the Current Prospectus Supplement and the Prior Sales Agreement until all Current Offered Shares have been sold thereunder or the Prior Sales Agreement is otherwise terminated in accordance with its terms, following which the Company shall commence offering and selling the Placement Shares under this Agreement and the Prospectuses.

The Company has also prepared and filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-289110) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), became effective in such form upon filing with the Commission pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date the Registration Statement became effective under the Securities Act is herein called the “U.S. Base Prospectus.” As used herein, “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, either or both, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, either or both, the Canadian Prospectus and the U.S. Prospectus; and “Prospectus Supplements” means, either or both, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing after the execution hereof of any document with or to the Commission or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

2.            Placements. Each time that the Company wishes to issue and sell the Placement Shares hereunder (each, a “Placement”), it will notify the applicable Agent by email notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”), containing the parameters in accordance with which it desires the Placement Shares to be sold, which shall at a minimum include the number of Placement Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the applicable Agent set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by the applicable Agent unless and until (i) in accordance with the notice requirements set forth in Section 4, the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice to such Agent with parameters superseding those included in the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 11. The amount of any discount, commission or other compensation to be paid by the Company to the Agents in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 3. It is expressly acknowledged and agreed that neither the Company nor the applicable Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to such Agent and such Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control. It is also expressly acknowledged that the Agents will be under no obligation to purchase any Placement Shares on a principal basis.

3.            Sale of Placement Shares. Subject to the terms and conditions herein set forth, upon the Company’s delivery of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent, for the period specified in the Placement Notice, will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable provincial, state and federal laws, rules and regulations and the rules of the TSX Venture Exchange (the “TSXV”) and the rules of the NYSE American LLC (the “NYSE American”) to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The applicable Agent will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the volume-weighted average price of the Placement Shares sold, and the Net Proceeds (as defined below) payable to the Company. Subject to the terms and conditions of the Placement Notice and solely with respect to sales in Canada or through the TSXV or any other “marketplace” (within the meaning of Canadian Securities Laws) in Canada, Canaccord Genuity Corp. may sell Placement Shares by any method permitted by law deemed to be an “at-the-market distribution” under NI 44-102 if the Placement Shares are to be sold on the TSXV or any other “marketplace” (within the meaning of Canadian Securities Laws) in Canada. Subject to the terms and conditions of the Placement Notice and solely with respect to sales in the United States, Canaccord Genuity LLC or Evercore, as applicable, may sell Placement Shares by any method permitted by law deemed to be an “at the market offering” within the meaning of the Securities Act, including, without limitation, sales made of the Placement Shares directly on or through the NYSE American or on any other existing U.S. trading market. For clarity, upon receipt of a Placement Notice by Canaccord, it may, subject to the terms and conditions of the Placement Notice, in its sole discretion, sell Placement Shares in one or both of Canada, on or through the TSXV or any other “marketplace” (within the meaning of Canadian Securities Laws), and the United States, on or through the NYSE American or on any other existing U.S. trading market. No Agent shall purchase Placement Shares for its own account as principal unless expressly authorized to do so by the Company in a Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling Placement Shares, and (ii) the Agents will incur no liability or obligation to the Company or any other person or entity if the Agents do not sell Placement Shares for any reason other than a failure by the Agents to use commercially reasonable efforts consistent with their normal trading and sales practices to sell such Placement Shares as required under this Section 3. For the purposes hereof, “Trading Day” means any day on which the TSXV or NYSE American is open for trading, as applicable. For the avoidance of doubt, each Placement Notice shall be delivered by the Company to the Agents, and each Placement of Placement Shares shall be effected by one of the Agents in the manner contemplated in this Section 3.

4.            Suspension of Sales.

(a)           The Company or the applicable Agent may, upon notice to the other parties in writing (including by email correspondence to each of the individuals of the other parties set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other parties set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either the Company or the Agent’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees, severally and not jointly, that no such notice under this Section 4 shall be effective against the other unless it is made to one of the individuals named on Schedule 2 hereto, as such schedule may be amended from time to time.

(b)           Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents (provided they have been given prior written notice of such possession, which the Agents agree to treat confidentially) agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares, and (iii) the Agents shall not be obligated to sell or offer to sell any Placement Shares.

(c)            If any of the Agents or the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Common Shares, it shall promptly notify the other parties, and any Agent may, in its sole discretion, suspend sales of the Placement Shares under this Agreement.

(d)           The Registration Statement became effective on July 31, 2025.

(e)            Notwithstanding any other provision of this Agreement, during any period in which the Registration Statement or any Prospectus is no longer effective, the Company shall promptly notify the Agents, the Company shall not request the sale of any Placement Shares in the relevant jurisdiction, and the Agents shall not be obligated to sell or offer to sell any Placement Shares in such jurisdiction.

5.            Settlement.

(a)           Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) Trading Day following the date on which such sales are made (each, a “Settlement Date” and the first such settlement date, the “First Delivery Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the applicable Agent at which such Placement Shares were sold, after deduction for (i) the Agents’ commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agents hereunder pursuant to Section 7(i) (Expenses) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)           Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s or its designee’s account (provided the Agents shall have given the Company written notice of such designee prior to the relevant Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares sold in Canada or The Depository Trust Company through its Deposit and Withdrawal at Custodian System for Placement Shares sold in the United States, or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form. On each Settlement Date, the applicable Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver duly authorized Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 9(a) (Indemnification and Contribution) hereto, it will (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the applicable Agent any commission, discount or other compensation to which it would otherwise have been entitled absent such default.

6.            Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agents that as of the date of this Agreement, each Representation Date (as defined in Section 7(p)), each date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder:

(a)           Compliance with Registration Requirements. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Registration Statement became effective upon filing pursuant to Rule 467(a) under the Securities Act. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or, to the knowledge of the Company, is threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements or the Prospectuses has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts, as defined under Canadian Securities Laws, relating to the Placement Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with the Agents’ Information (as defined below). The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to each of the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the U.S. Prospectus, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested.

(b)            No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Securities Act and the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable free writing prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the public offering price of such Placement Shares, the “Disclosure Package”); and at each Applicable Time and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with the Agents’ Information.

(c)            Listing. The Common Shares are listed on the TSXV and the NYSE American, and the Placement Shares will be listed and posted for trading on the TSXV and the NYSE American upon the Company complying with the usual conditions imposed by the TSXV and the NYSE American, as applicable, with respect thereto. The Company has taken no action designed to, or likely to have the effect of, delisting the Placement Shares from the TSXV or the NYSE American, nor has the Company received any notification that any Governmental Authority (as defined below), the TSXV or the NYSE American is contemplating terminating such listing. The Company is subject to, and is in full compliance in all material respects with, (i) National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), (ii) the policies, rules and regulations of the TSXV, and (iii) the policies, rules and regulations of the NYSE American.

(d)            Independent Accountant. PricewaterhouseCoopers LLP (“PwC”) is an independent registered public accountant with respect to the Company and its consolidated subsidiaries (the “Subsidiaries”) as required under applicable Canadian Securities Laws and U.S. Securities Laws (as defined below). There has never been a reportable event (within the meaning of NI 51-102) between the Company and PwC or any former auditors of the Company. The responsibilities and composition of the Company’s audit committee comply with, and the audit committee operates in accordance with, National Instrument 52-110 – Audit Committees and the applicable requirements of the NYSE American. “U.S. Securities Laws” means the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”), and applicable state securities laws.

(e)            Financial Statements. The consolidated financial statements and related notes of the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package (the “Company Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, contain no misstatements of material fact and present fairly, in all material respects, the financial condition of the Company and the Subsidiaries on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Company and the Subsidiaries on a consolidated basis for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Subsidiaries on a consolidated basis that are required to be disclosed in such financial statements and there has been no material change in accounting policies or practices of the Company since December 31, 2025. There are no material liabilities of the Company or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Company Financial Statements which are not disclosed or reflected in the Company Financial Statements except those disclosed in the Registration Statement, Prospectuses and Disclosure Package. The financial information of the Company included in the Registration Statement, Prospectuses and Disclosure Package has been prepared on a basis consistent with that of the Company Financial Statements and the books and records of the Company and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Company, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package, no other financial statements or supporting schedules would have been required to be included in the Registration Statement, Prospectuses or the Disclosure Package under National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards and NI 51-102 under the Canadian Securities Laws. The interactive data in the eXtensible Business Reporting Language incorporated by reference into the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(f)            No Off-Balance Sheet Arrangements. There are no business relationships, related-party transactions or off-balance sheet transactions involving the Company, the Subsidiaries or any other person required to be described in the Registration Statement, the Prospectuses or the Disclosure Package (including, for greater certainty, the Company Financial Statements incorporated by reference therein) which have not been described as required under IFRS; and there are no contracts or other documents that are required to be described in the Registration Statement, the Prospectuses or the Disclosure Package under applicable securities laws which have not been described therein.

(g)            Statistical, Industry-Related and Market-Related Data. The statistical, industry and market related data included or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived.

(h)            Forward-Looking Statements. With respect to forward-looking information contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information (“FOFI”) and each financial outlook, if any (as defined in NI 51-102) has been prepared, to the extent such FOFI and financial outlook is comprised of measure(s) recognized under IFRS, in accordance with IFRS using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the FOFI or the financial outlook; (iv) all FOFI presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (v) all FOFI and each financial outlook (as defined in NI 51-102), if any, is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and (vi) all FOFI and each financial outlook (as defined in NI 51-102), if any, is limited to a period for which the information in the FOFI or financial outlook can be reasonably estimated.

(i)            Accurate Disclosure. The statements set forth in the Registration Statement, Prospectuses and Disclosure Package under the headings “Certain U.S. Federal Income Tax Considerations for U.S. Holders,” “Certain Canadian Federal Income Tax Considerations” and “Enforceability of Civil Liabilities,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings, subject to the qualifications, assumptions, limitations and understandings set out therein.

(j)            Transfer Agent. TSX Trust Company, at its principal office in Vancouver, British Columbia, has been duly appointed as the registrar and transfer agent of the Company with respect to the Common Shares.

(k)            Disclosure Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and U.S. Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and U.S. Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(l)            Internal Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Company. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company believes that the Company’s internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, since the end of the Company’s most recent audited fiscal year, there have been no new significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and there have been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance with the certification requirements under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities.

(m)            Incorporation of the Company and its Subsidiaries. Each of the Company and its Subsidiaries (A) is a corporation duly incorporated, continued, amalgamated or organized and validly existing under the laws of the jurisdiction in which it was incorporated, continued, amalgamated or organized, as the case may be and (B) has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licenses and authorizations necessary or required to carry on its business as now conducted and proposed to be conducted to own, lease or operate its properties and assets, (C) where required, has been duly qualified as an extra-provincial corporation or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, and (D) no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Other than the Subsidiaries and other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has no direct or indirect Subsidiary nor any investment or any proposed investment in any person which in either case is or could be material to the business and affairs of the Company or which otherwise is required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(n)            Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, without par value, of which, as at the date of this Agreement, 246,411,248 Common Shares and no preferred shares are issued and outstanding. All of the issued and outstanding Common Shares or other equity interests of the Company and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable (with respect to such other equity interests, to the extent required by Applicable Law (as defined below)), have been issued in compliance with all applicable Canadian, U.S. federal and foreign securities laws and were not issued in violation of, and, except as have been waived or disclosed in the Registration Statement, Prospectuses and Disclosure Package, are not subject to, any pre-emptive or similar rights. The Placement Shares and all other outstanding shares or other equity interests of the Company conform in all material respects to the descriptions thereof set forth in the Registration Statement, Prospectuses and Disclosure Package. None of the Placement Shares were issued in violation of any pre-emptive rights or other similar rights granted by the Company to any securityholder of the Company. The Company (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person (other than the Company) of any interest in any of the shares of any Subsidiary.

(o)            Due Authorization. The Company has all necessary power and authority to execute, deliver and perform its obligations under this Agreement including, without limitation, to issue the Placement Shares, and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, Prospectuses and Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(p)            Agreement. The Company has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(q)            No Defaults. Neither the Company nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease, license or other agreement or instrument to which it is a party or by which it or its property or assets may be bound, except in the case of clause (ii) for any such violations or defaults that would not result in a Material Adverse Effect. “Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Company or any Subsidiary who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Company and the Subsidiaries, taken as a whole. To the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, license or other agreement or instrument to which the Company or any Subsidiary is a party or by which it or its property or assets may be bound is in default in the performance or observance thereof, except where such violation or default in performance would not have a Material Adverse Effect.

(r)            Compliance with Law and Licenses. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Company and the Subsidiaries has conducted and is conducting its business in compliance with all Applicable Laws and regulations of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect. The Company and each of the Subsidiaries holds all material requisite licenses, registrations, qualifications, permits (including environmental permits) and consents necessary or appropriate for carrying on its business as currently carried on and all such licenses, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has received a written notice of non-compliance, nor does it know of or have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect.

(s)            Mining Rights. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Company and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof, and no other property or assets are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted. The Company and the Subsidiaries, as applicable, hold either freehold title, mining leases, mining options, brine lease or brine deed options, mining claims, mining and exploration licenses, property leases, or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located (the “Mining Rights”) in respect of the deposits, ore bodies and minerals located in properties in which the Company and/or the Subsidiary have an interest as described in the Registration Statement, the Prospectuses and the Disclosure Package under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and/or the Subsidiary to explore and extract the material deposits, ore bodies or other minerals relating thereto for the purposes of its current operations, free and clear of any liens, charges or encumbrances, except as would not have a Material Adverse Effect.

(i)	All property, leases, options, claims or licenses in which the Company or a Subsidiary has any interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting, the Company and each Subsidiary have all necessary surface rights, access rights and other necessary rights and interest relating to the properties in which the Company or the Subsidiary have a material interest as described in the Registration Statement, the Prospectuses and the Disclosure Package granting the Company or the Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of their respective rights and interests therein, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company or the Subsidiary. The Mining Rights in respect of the Company’s material properties as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package constitute a complete description of all material Mining Rights held by the Company and the Subsidiaries.

(ii)	To the knowledge of the Company, all exploration activities by or on behalf of the Company and its Subsidiaries on the material properties in which they hold an interest have been conducted in accordance with Mining Laws (as defined below), good exploration practices in all material respects and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects.

(iii)	The Company does not have any knowledge of any claim or basis for any claim that might or could materially and adversely affect the right of the Company or the Subsidiaries to use, transfer or otherwise exploit the Mining Rights.

(t)            Compliance with Mining Laws. (i) The Company and its Subsidiaries (x) are, and, to the Company’s knowledge, at all prior times were, in material compliance with any and all Applicable Laws, rules, statutes and regulations relating to exploration, mining and related activities (collectively, “Mining Laws”), (y) have received and are in compliance with all permits under applicable Mining Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) there are no costs or liabilities associated with Mining Laws of or relating to the Company or its Subsidiaries, except in the case of each of (x) and (y) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as described in each of the Registration Statement, Prospectuses and Disclosure Package, (x) there are no proceedings, including, but not limited to, orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Company or any of its Subsidiaries under any Mining Laws in which a Governmental Authority is also a party, except as would not have, individually or in the aggregate, a Material Adverse Effect, and (y) the Company and its Subsidiaries are not aware of any non-compliance or potential non-compliance with Mining Laws, or liabilities or other obligations under Mining Laws, that could reasonably be expected to have a Material Adverse Effect.

(u)            Mineral Resources and Mineral Reserves. Any information relating to estimates by the Company of the proven and probable mineral reserves and the measured, indicated and inferred mineral resources associated with its mineral property projects contained in the Registration Statement, Prospectuses and Disclosure Package has been prepared in all material respects in accordance with National Instrument 43-101– Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate.

(v)           Technical Report and NI 43-101.

(i)	The technical reports titled “NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Franklin Project located in Hopkins, Franklin, and Titus Counties, Texas, United States”, dated November 5, 2025, with an effective date of September 24, 2025, and “NI 43-101 Technical Report & Definitive Feasibility Study, Arkansas, United States”, dated October 14, 2025, with an effective date of September 3, 2025 (collectively, the “Technical Reports”) were each prepared in compliance in all material respects with the requirements of NI 43-101.

(ii)	The Company made available to the authors of the Technical Reports, prior to the issuance of such report, for the purpose of preparing such report, all information available to the Company and requested by the authors, which information to the best of the Company’s knowledge did not contain any misrepresentation at the time such information was so provided, and, to the best of the Company’s knowledge, there have been no material changes to such information since the date of delivery or preparation thereof.

(iii)	The Company is in material compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no change that would require the filing of a new technical report under NI 43-101.

(iv)	All scientific and technical information set forth in the Registration Statement, Prospectuses and Disclosure Package has been reviewed by a “qualified person” as required under NI 43-101 and has been prepared in accordance with Canadian industry standards set forth in NI 43-101 other than where disclosed in the Registration Statement, Prospectuses and Disclosure Package that such information has been prepared under an acceptable foreign code (as such term is defined in NI 43-101).

(w)            Indigenous Groups. Except as otherwise described in the Registration Statement, Prospectuses and Disclosure Package, no dispute between the Company or any Subsidiary and any local, native or indigenous group exists or is imminent, or to the knowledge of the Company, threatened, with respect to the Company’s mineral projects that could reasonably be expected to have a Material Adverse Effect.

(x)            Government Relationships. The Company and its Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which the Mining Rights are located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or any Subsidiary from conducting its business and all activities in connection with the Mining Rights as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities.

(y)            Royalties. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package and excluding, for the avoidance of doubt, payments of taxes in connection therewith, none of the Company nor any Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to the Mining Rights.

(z)            Delays Related to Company Projects. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Mining Rights in a manner that would have a Material Adverse Effect on the Company.

(aa)         Legal Proceedings. No legal, administrative, regulatory or governmental proceedings or inquiries are pending to which the Company or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Company or any Subsidiary, which, if the subject of an unfavorable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or any Subsidiary or with respect to the properties or assets thereof.

(bb)         Actions. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Company’s knowledge, threatened against or affecting the Company or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefore and neither the Company nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Company to perform its obligations under this Agreement. “Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(cc)         No Consents. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, order, filing, qualification or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of this Agreement or the consummation of the transactions contemplated herein, except such (i) as may be required under the Canadian Securities Laws or the securities or “Blue Sky” Laws of the U.S. state or non-U.S. jurisdiction or other non-U.S. laws applicable to the purchase of the Placement Shares or (ii) as may be required by the TSXV and the NYSE American.

(dd)         Convertible Securities. The number and terms of options to purchase Common Shares, deferred share units, and warrants to purchase Common Shares granted by the Company currently outstanding and the terms of the Company’s share compensation agreements conforms to the description thereof contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package and, other than as contemplated by this Agreement or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, no person, firm or corporation has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Company or any Subsidiary of any interest in any Common Shares or other securities of the Company or any Subsidiary whether issued or unissued.

(ee)         Shareholder Agreements. Except as described in the Registration Statement, Prospectuses and Disclosure Package, there are no voting trusts or agreements, shareholders’ agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Company or the Subsidiaries, to which the Company or any of the Subsidiaries is a party.

(ff)         No Conflicts. Each of the execution and delivery of this Agreement, the Registration Statement, Prospectuses or Disclosure Package, the performance by the Company of its obligations hereunder, the consummation of the transactions contemplated hereunder, including the distribution of the Placement Shares by the Company, if applicable, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Applicable Law applicable to the Company or any Subsidiary; (B) the constating documents, notice of articles, articles or resolutions of the directors or shareholders of the Company and the Subsidiaries which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or any Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or its Subsidiaries or the property or assets of the Company or any Subsidiaries; and (ii) do not affect the rights, duties and obligations of any parties to any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries is a party or by which it is bound, nor give a party the right to terminate any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein. “Applicable Law” means any U.S., Canadian or foreign federal, provincial, state or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction including, without limitation, Canadian Securities Laws and U.S. Securities Laws.

(gg)         Voting Agreements. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, as at the date of this Agreement, there are no contracts, commitments or agreements relating to voting or giving of written consents with respect to the Common Shares (i) between or among the Company and any of its shareholders or Subsidiaries, or (ii) to the Company’s knowledge, between or among any of the shareholders of the Company.

(hh)         Tax Matters. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and each Subsidiary have been paid in full when due or accrued as required, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Company or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed when due with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Company or any Subsidiary or have a Material Adverse Effect. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect.

(ii)            No Limitations. Neither the Company nor any Subsidiary is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or a Subsidiary to compete in any line of business, transfer or move any of its respective assets or operations or could reasonably be expected to have a Material Adverse Effect.

(jj)           Environmental Matters. Except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect or as disclosed in the Registration Statement, Prospectuses and Disclosure Package: (i) neither the Company nor any of its Subsidiaries is in violation of any federal, state, provincial, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws to carry on business as currently conducted or proposed to be conducted and are each in compliance with their requirements; (iii) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries; (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws; and (v) neither the Company nor any of its Subsidiaries have used, except in compliance with all Environmental laws, any property or facility, which it currently or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle Hazardous Materials. There are no environmental audits, evaluations, assessments, studies or tests being conducted by the Company or any Subsidiary or to the knowledge of the Company, by any third party, in connection with any material property or assets of the Company or any Subsidiary or otherwise relating to the Company or the Subsidiaries, except for ongoing assessments conducted by or on behalf of the Company in the ordinary course.

(kk)         No Material Changes. Since the respective dates as of which information is given in the Registration Statement, Prospectuses and Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, there has not been: (i) any material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Company or any of the Subsidiaries, taken as a whole (a “Material Adverse Change”), whether or not arising in the ordinary course of business, or (ii) any dividend or distribution of any kind declared, paid or made by the Company or any of the Subsidiaries on shares in the capital of the Company or a Subsidiary, as applicable.

(ll)          No Limitation on Payments. Except as otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, there is no encumbrance or restriction on the ability of any Subsidiary of the Company to (x) pay dividends or make other distributions on such Subsidiary’s capital stock or equity or membership interest or to pay any indebtedness to the Company or any other Subsidiary of the Company, (y) make loans or advances or pay any indebtedness to, or investments in, the Company or any other Subsidiary, or (z) transfer any of its property or assets to the Company or any other Subsidiary of the Company.

(mm)         Employee Benefit Plan Matters. Each employee benefit plan, program, agreement or arrangement (including, without limitation, pension, retirement, health and welfare benefit and equity compensation plans) sponsored, maintained or contributed to or required to be contributed to by the Company or any Subsidiary for the benefit of its employees or former employees and their dependents or beneficiaries at any time or for which the Company or any Subsidiary participates or has any actual or potential liability or obligations (each, a “Plan”) is in compliance in all material respects with all Applicable Laws, including, the Income Tax Act (Canada), as amended, and the terms of such Plans, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Plan (a) is a “registered pension plan” or a “profit sharing plan” as those terms are defined in the Income Tax Act (Canada), (b) provides retirement or pension benefits on a defined benefit basis, or (c) applies to or permits participation by employers that are not affiliates of the Company, including a “multi-employer plan” as that term is defined in subsection 1(1) of the Pension Benefits Standards Act (British Columbia) or an equivalent plan under pension standards legislation of another applicable Canadian jurisdiction and any “multi-employer plan” as that term is defined in subsection 8500(1) of the Income Tax Regulations (Canada).

(nn)         Labor Matters. No material work stoppage, strike, lock-out, labor disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or any Subsidiary currently exists or, to the Company’s knowledge, is imminent or pending and each of the Company and each Subsidiary is in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(i)	There are no material complaints against the Company or any Subsidiary before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company or any Subsidiary. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Company or any Subsidiary to do or refrain from doing any act. The Company and each Subsidiary are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(ii)	Neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the Company’s knowledge, no action has been taken or is being contemplated to organize or unionize any other employees of the Company or any Subsidiary that would have a Material Adverse Effect on the Company or any Subsidiary.

(oo)          Employee Plans. The Agents have been provided with a true and complete copy of each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company and/or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company and/or any Subsidiary (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(pp)         Employment Law Matters. The Company and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect.

(qq)         No Material Loans. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, neither the Company nor any of its Subsidiaries has made any loans to or guaranteed the obligations of any person or which are required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(rr)          Investments. To the knowledge of the Company, the interest rate of each interest rate bearing Investment complies with applicable federal or provincial laws and other requirements pertaining to usury and, to the knowledge of the Company, any requirements of any federal, provincial or local law. “Investments” means each of the investments of the Company listed or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(i)	Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there has been no material change in the value of the Investments since December 31, 2025.

(ii)	All of the material contracts and agreements of the Company (including, for greater certainty, any contracts and agreements relating to the Investments) have been disclosed in the Registration Statement, Prospectuses and Disclosure Package. Neither the Company nor any of its Subsidiaries has received any notification from any party that it intends to terminate any such material contract.

(iii)	Each of the material agreements and other documents and instruments pursuant to which the Company holds its Investments, property and assets and conducts its business is a valid and subsisting agreement, document and instrument in full force and effect, enforceable in accordance with the terms thereof, the Company is not in default of any of the material provisions of any such agreements, instruments or documents nor has any such default been alleged, and such Investments and assets are in good standing under the applicable statutes and regulations of the governing jurisdiction.

(ss)         Minute Books and Corporate Records. Except for drafts of minutes of meetings which have not been approved by the board of directors and have been provided to the Agents, the minute books and corporate records of the Company and the Subsidiaries for the period from incorporation to the date hereof made available to the Agents, contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Company or such Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Company or the Subsidiaries, as the case may be.

(tt)         Business of Trading. The Company is not in the business of trading in securities, within the meaning of applicable Canadian Securities Laws.

(uu)         No Stop Order. No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Placement Shares) has been issued by any securities regulator, securities commission or other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

(vv)         Securities Laws. There are no material events relating to the Company or any Subsidiary required to be disclosed pursuant to applicable Canadian Securities Laws or U.S. Securities Laws which are not included in or incorporated by reference into the Registration Statement, Prospectuses and Disclosure Package.

(ww)         SEDAR+ and EDGAR. Information available on the Company’s profile on www.sedarplus.ca and the Commission’s Electronic Document Gathering and Retrieval System at www.sec.gov was accurate and complete on the date of filing such information and such information does not contain any misstatements of material fact.

(xx)           Significant Acquisitions. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has not made any, or entered into any agreement to complete any “significant acquisition” (as such term is defined in NI 51-102) that would require the filing of a “business acquisition report” (as defined in NI 51-102) pursuant to Canadian Securities Laws, nor is it proposing any such acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high, nor is it proposing any “probable acquisitions” (as contemplated by Form 41-101F1).

(yy)         Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(zz)          Disclosure Obligations. The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Qualifying Authorities and the Commission under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with the Canadian Qualifying Authorities that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws and U.S. Securities Laws contained, as at the date of filing thereof, a misrepresentation or an omission of any material fact necessary to make such information not misleading in light of the circumstances in which such information was given.

(aaa)         Intellectual Property. The Company and each of the Subsidiaries owns or has all proprietary rights provided in law and at equity to all patents, trademarks, service marks, logos, slogans, whether in word mark or, stylized or design format, copyrights, industrial designs, software, trade secrets, invention, technical data and information, know how, concepts, information and other intellectual and industrial property, whether registered or unregistered, and all rights and claims related thereto (collectively, “Intellectual Property”) necessary to permit the Company and the Subsidiaries to conduct their respective business as currently conducted as described in the Registration Statement, Prospectuses and Disclosure Package. Neither the Company nor any Subsidiary has received any notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Company or a Subsidiary therein and which infringement or conflict (if subject to an unfavorable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect.

(i)	The Company and each Subsidiary has taken all reasonable steps to protect its Intellectual Property in those jurisdictions where, in the reasonable opinion of the Company, the Company and/or each Subsidiary carries on a sufficient business to justify such steps.

(ii)	There are no material restrictions on the ability of the Company and the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the business of the Company and each Subsidiary, as applicable. None of the rights of the Company and each Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement.

(iii)	Neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership of or right to use any material Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Company is there a reasonable basis for any claim that any person other than the Company or a Subsidiary has any claim of legal or beneficial ownership or other claim or interest in any material Intellectual Property.

(iv)	All registrations of Intellectual Property are in good standing and are recorded in the name of the Company or a Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect.

(bbb)         Material Agreements. Any and all agreements and other material documents and instruments pursuant to which any of the Company and/or a Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Company nor a Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licenses and other agreements pursuant to which the Company or a Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, license or agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company or a Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(ccc)         Regulatory Matters. The Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force, that the Company anticipates the Company or any one of its Subsidiaries will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Company or a Subsidiary or the business environment or legal environment under which such entity operates.

(ddd)         Insurance Matters. The Company and each Subsidiary maintains insurance, including, without limitation, general commercial liability, product liability and recall coverage, by insurers of recognized financial responsibility, against such losses, risks and damages to their assets in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company and the Subsidiaries, and their respective directors, officers and employees, and the Company and the Subsidiaries’ assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Company and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any Subsidiary has failed to promptly give any notice of any material claim thereunder.

(eee)         Bankruptcy. Neither the Company nor any Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(fff)         No Materially Misleading Information. All information which has been prepared by the Company or any Subsidiary relating to the Company or any Subsidiary or their respective business, properties and liabilities and made available to the Agents was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(ggg)         Material Facts. The Company has not withheld and will not withhold from the Agents prior to each Applicable Time and Settlement Date, any material facts relating to the Company, any of its Subsidiaries or the transactions described herein.

(hhh)         Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) neither the Company nor any Subsidiary has been notified of, and has knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and its Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and its Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(iii)            Market Activities. Neither the Company, its Subsidiaries nor any of their affiliates has and, to the Company’s knowledge, no one acting on their behalf has, (i) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of any of the Placement Shares or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Placement Shares, or (iii) except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(jjj)          Investment Company Act. The Company is not and, after giving effect to transactions described herein, including the proposed use of proceeds from the offering of the Placement Shares, as described in the Registration Statement, Prospectuses and Disclosure Package, will not be an “investment company” as defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(kkk)         Sarbanes-Oxley. There is and has been no failure on the part of the Company or any Subsidiary or any of the officers and directors of the Company or any Subsidiary, in their capacities as such, to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(lll)         Money Laundering Laws. None of the Company, nor any of its Subsidiaries, directors, officers, nor, to the knowledge of the Company, any of its employees or agents, has at any time (i) made any unlawful contribution to any candidate for non-U.S. office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal, state or provincial governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of Canada, the U.S. or any jurisdiction thereof; the operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions in which the Company or any of its Subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, assets or operations (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority body or agency involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance, in all material respects, with such laws and no suit, action or proceeding by or before any Governmental Authority or any arbitrator involving the Company or its Subsidiaries with respect to Money Laundering Laws is in progress, pending or, to the knowledge of Company, threatened.

(mmm)         Compliance with Anti-Corruption Laws. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws, or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(nnn)         No Conflicts with Sanctions Laws. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any Subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Russia, Cuba, Iran, North Korea, the Crimean region of Ukraine, Sudan and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Placement Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country, or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. Since April 24, 2019, the Company and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(ooo)          No Stamp Duty. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Placement Shares.

(ppp)         No Withholding Tax. All payments to the Agents pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

(qqq)         Certificates. Each certificate signed by any officer of the Company or any of the Subsidiaries, delivered to the Agents shall be deemed a representation and warranty by the Company or any such Subsidiary (and not individually by such officer) to the Agents with respect to the matters covered thereby.

(rrr)          Due Diligence Sessions. The responses given by the executive officers of the Company in the due diligence sessions held in connection with the transactions contemplated herein were and shall be true and correct in all material respects as at the time such responses were or are given.

(sss)         The Placement Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable Common Shares of the Company.

(ttt)          Canadian Reporting Issuer; Listing of Common Shares. The Company is a reporting issuer under the securities laws of each province and territory of Canada that recognizes the concept of reporting issuer, is not in default of any material requirement of the applicable Canadian Securities Laws, is in compliance, in all material respects, with the rules, policies and regulations of the TSXV, and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the outstanding Common Shares are registered pursuant to Section 12(b) of the Exchange Act.

(uuu)         Not an Ineligible Issuer. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Placement Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Company be considered an Ineligible Issuer.

(vvv)         Eligible Issuer. The Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Canadian Qualifying Jurisdictions prior to the date of this Agreement; the Company is as of the date hereof an Eligible Issuer in the Canadian Qualifying Jurisdictions and, during the period of distribution of the Placement Shares, will continue to be an Eligible Issuer in the Canadian Qualifying Jurisdictions and there will be no documents required to be filed under applicable securities laws of the Canadian Qualifying Jurisdictions in connection with sales of Placement Shares pursuant to this Agreement of the Placement Shares that will not have been filed as required. For the purposes hereof, the term “Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Canadian Securities Laws.

(www)       French Translation Exemption Order. The Translation Decision remains and is in full force and has not been rescinded, repealed, revoked or otherwise nullified by the AMF or any other Governmental Authority and, to the knowledge of the Company, based on such order, if sales of Placement Shares pursuant to this Agreement are not made in Québec, the Canadian Prospectus (and the documents incorporated by reference therein) are not required to be translated into French. As used herein, “Translation Decision” means the decision of the Autorité des marchés financiers (“AMF”) dated May 29, 2025 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages.

(xxx)           Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Agents’ distribution of the Placement Shares, any offering material in connection with the offering and sale of the Placement Shares other than the Prospectuses or the Registration Statement.

(yyy)         Documents Incorporated by Reference. The documents incorporated or deemed to be incorporated by reference in the Prospectuses, at the time they were or hereafter are filed with the Canadian Qualifying Authorities or Commission, as applicable, complied and will comply in all material respects with the requirements of Canadian Securities Laws and the Exchange Act, as applicable.

(zzz)         Brokers. Except for the Agents, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(aaaa)        No Outstanding Loans. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of the members of any of them.

(bbbb)      No Reliance. The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

Any certificate signed by an officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed to be a representation and warranty by the Company to the Agents as to the matters set forth therein.

The Company acknowledges that the Agents and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

7.            Covenants of the Company. The Company covenants and agrees as follows:

(a)            Registration Statement and Prospectus Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission and/or has become effective, or any subsequent supplement to the U.S. Prospectus or Canadian Prospectus, as applicable, has been filed with the Commission or the Canadian Qualifying Authority, as applicable (each, an “Amendment Date”) and of any request by the Commission or Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or Prospectuses or for additional information, (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities and will prepare and file with the Commission or Canadian Qualifying Authorities, promptly upon the Agents’ request, any amendments or supplements to the Registration Statement or Prospectuses that, in the Agents’ reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by the Agents (provided, however, that the failure of any Agent to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement), (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing and shall give reasonable and due consideration to any comments made by the Agents and the Agents’ counsel, (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or Prospectuses, except for those documents available via SEDAR+ or EDGAR, (v) the Company will cause each amendment or supplement to the Prospectuses, other than documents incorporated by reference, to be filed with the Commission or Canadian Qualifying Authorities as required pursuant to the Rules and Regulations and pursuant to applicable Canadian Securities Laws, and (vi) prior to the termination of this Agreement, the Company will notify the Agents if at any time the Registration Statement shall no longer be effective as a result of the passage of time or otherwise.

(b)            Notice of Stop Orders. The Company will advise the Agents promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission or any Canadian Qualifying Authority of any stop order or similar order suspending the effectiveness of the Registration Statement or the use of the Prospectuses, as applicable, or of the suspension of the qualification of the Placement Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, or of the initiation or threatening of any proceeding for any such purpose or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in this Agreement, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or of any order preventing or suspending the use of Prospectuses or other prospectus in respect of the Common Shares, the suspension of any qualification for offering or sale in the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or of any order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or cease trade order or have such order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, the suspension of any qualification for offering or sale in the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or of any order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)            Delivery of Prospectuses; Subsequent Changes. During any period in which the Prospectuses relating to the Placement Shares are required to be delivered by the Agents under Canadian Securities Laws or U.S. Securities Laws with respect to a pending sale of the Placement Shares, (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act and Canadian Securities Laws, as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by the Company with the Commission pursuant to Sections 13(a), 13(c), 15(d) or any other provision of or under the Exchange Act and with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as applicable. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)            Listing of Placement Shares. During any period in which any Prospectuses relating to the Placement Shares is required to be delivered by any Agent under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its reasonable best efforts to cause the Placement Shares to be listed on the NYSE American and the TSXV and to qualify the Placement Shares for sale under the applicable securities laws of such jurisdictions as the Agents reasonably designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(e)            Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or Prospectuses that are filed with the Commission or with the Canadian Qualifying Authorities during any period in which Prospectuses relating to the Placement Shares are required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents’ request, will also furnish copies of the Prospectuses to each exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to any Agent to the extent such document is available on SEDAR+ or EDGAR, as applicable.

(f)            Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal year, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(g)            Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(h)            Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and their counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Placement Shares for the offering and sale under the securities or “Blue Sky” laws of such jurisdictions as the Agents may request, including, without limitation, the provinces and territories of Canada and other jurisdictions outside of the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Placement Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Placement Shares). The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Placement Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable efforts to obtain the withdrawal thereof as soon as reasonably practicable.

(i)            Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with the provisions of Section 11 hereunder, will pay the following expenses all incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to (i) the preparation, printing and filing of the Registration Statement and Canadian Base Prospectus and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 7(d) of this Agreement, including filing fees, (iv) any filings required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. (“FINRA”), (v) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the NYSE American and the TSXV, (vii) the filing fees and expenses, if any, of the Commission and the Canadian Qualifying Authorities, (viii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Placement Shares, (ix) the fees and expenses of the Company’s accountants and auditors, translators and other applicable experts, and the fees and expenses of counsel (including local and special counsel) for the Company, (x) all costs and expenses related to marketing activities, filing, distribution and other regulatory compliance; (xi) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred on or prior to the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that (1) such fees, disbursements and other charges of the Agents shall be paid upon receiving an invoice or invoices therefore from the Agents and (2) such fees of counsel shall not exceed US$275,000 (exclusive of taxes and disbursements) in the aggregate, (xii) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred after the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that (1) such fees, disbursements and other charges of the Agents shall be paid upon receiving an invoice or invoices therefore from the Agents and (2) such fees of counsel shall not exceed US$25,000 (exclusive of taxes and disbursements) in the aggregate per Representation Date and (xiii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Placement Shares.

(j)            Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses in the section entitled “Use of Proceeds.”

(k)            Notice of Other Sales. During the pendency of any Placement Notice given hereunder, and for five (5) Trading Days following the termination of any Placement Notice given hereunder, the Company shall provide the Agents notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, however, that such notice shall not be required in connection with the (i) issuance, grant or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to any option, bonus or other plan or arrangement described in the Prospectuses, (ii) the issuance of securities in connection with an acquisition, merger or sale or purchase of assets, (iii) the issuance or sale of Common Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time provided the implementation of such is disclosed to the Agents in advance, or (iv) the issuance of any Common Shares issuable upon the exchange, conversion or redemption of securities or the exercise of warrants, options or other rights in effect or outstanding. If notice of a proposed transaction is provided by the Company pursuant to this Section 7(k), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be deemed appropriate by the Agents.

(l)             Change of Circumstances. The Company will, at any time during a fiscal quarter in which the Company intends to tender a Placement Notice or sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to any Agent pursuant to this Agreement.

(m)            Due Diligence Cooperation. The Company shall cooperate with any reasonable due diligence review conducted by the Agents or their counsel in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants and auditors for the Company and the authors of the Technical Reports for each of the Company’s material Mining Rights, during regular business hours and at the Company’s principal offices, as the Agents or their counsel may reasonably request.

(n)            Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4(a)), and at each Applicable Time, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(o)            Required Filings Relating to Placement of Placement Shares. To the extent required by applicable Canadian Securities Laws and the Exchange Act, in respect of any quarter or year, as applicable, in which sales of Placement Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Placement Shares and the average selling price of the Placement Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company from such sales of Placement Shares and the compensation paid by the Company to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Common Shares are listed on the TSXV, the Company will provide the TSXV with all information it requires with respect to the offering of the Placement Shares within the timelines prescribed by the TSXV and for so long as the Common Shares are listed on the NYSE American, the Company will provide the NYSE American with all information it requires with respect to the offering of the Placement Shares within the timelines prescribed by the NYSE American.

(p)            Representation Dates; Certificate. Upon execution of this Agreement and each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual information form or annual report on Form 40-F, Form 20-F or Form 10-K, as applicable; (iii) files or amends an interim financial report or interim financial statements on Form 6-K, as applicable; (each date of filing of one or more of the documents referred to in clauses (i) through (iii) with the Canadian Qualifying Authorities shall be a “Representation Date”); the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit B, within three (3) Trading Days after each Representation Date if requested by the Agents. The requirement to provide a certificate under this Section 7(p) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its report on Form 40-F, Form 20-F or Form 10-K. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 7(p), then before the Company delivers the Placement Notice or the applicable Agent sells any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit B, dated the date of the Placement Notice.

(q)            Legal Opinions. Upon execution of this Agreement and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is available, the Company shall cause to be furnished to the Agents (i) a written opinion of Cassels Brock & Blackwell LLP, Canadian counsel for the Company (the “Company’s Canadian Counsel”), which may rely on applicable local counsel opinions and (ii) a written opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Company (the “Company’s U.S. Counsel”), or other counsel satisfactory to the Agents, in form and substance satisfactory to the Agents and their counsel, acting reasonably, dated the date that the opinion is required to be delivered, substantially similar to the form attached hereto as Exhibit A for the opinion of the Company’s Canadian Counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that in lieu of such opinions for subsequent Representation Dates, counsel may furnish the Agents with a letter to the effect that the Agents may rely on a prior opinion delivered under this Section 7(q) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented at such Representation Date).

(r)            Comfort Letter. Upon execution of this Agreement and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is available, the Company shall cause PwC to furnish to the Agents a letter (the “Comfort Letter”), dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (i) confirming that they are an independent registered public accounting firm within the meaning of Canadian Securities Laws and the Securities Act and the PCAOB, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to the Agents in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”), and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(s)            Arkansas Opinion. Upon execution of this Agreement and within three (3) business days of (i) each time the Company files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares and (ii) each time the Company files or amends an annual report on Form 40-F, Form 20-F or Form 10-K, the Company shall cause to be furnished to the Agents a written opinion of Hardin, Jesson & Terry, PLC, local counsel in Arkansas for the Company (the “Company’s Arkansas Counsel”), or other counsel satisfactory to the Agents, in form and substance satisfactory to the Agents and their counsel, acting reasonably, dated the date that the opinion is required to be delivered, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented.

(t)            Texas Opinion. Upon execution of this Agreement and within three (3) business days of (i) each time the Company files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares and (ii) each time the Company files or amends an annual report on Form 40-F, Form 20-F or Form 10-K, the Company shall cause to be furnished to the Agents a written opinion of W. Scott Knight, local counsel in Texas for the Company (the “Company’s Texas Counsel”), or other counsel satisfactory to the Agents, in form and substance satisfactory to the Agents and their counsel, acting reasonably, dated the date that the opinion is required to be delivered, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented.

(u)            Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents; provided, however, that the Company may bid for and purchase Common Shares in accordance with Rule 10b-18 under the Exchange Act.

(v)            Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor its Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(w)           Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for the business in which it is engaged.

(x)            Board Authorization. Prior to delivering notice of the proposed terms of Placement pursuant to Section 2 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Placement Shares pursuant to the relevant Placement, and (ii) provided to the Agents a copy of the relevant board or committee resolutions or other authority.

(y)           Consent to the Agents’ Trading. The Company consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE American, the rules of the TSXV and under this Agreement, to the Agents trading in the Common Shares of the Company: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts, provided that in the case of clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.

(z)            Actively-Traded Security. The Company shall notify the Agents immediately if the Common Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(aa)         Securities Act and Exchange Act. The Company shall comply, in all material respects, with all requirements imposed upon it by the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(bb)         Canadian Securities Laws. The Company shall comply, in all material respects, with all requirements imposed upon it by the Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(cc)         No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and the Agents in their capacity as principal or agent hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in their capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(dd)         Sarbanes-Oxley Act. The Company and its Subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

(ee)         Current Sales Program. The Company shall notify the Agents in writing as soon as practicable after the earlier of: (i) all Current Offered Shares having been sold under the Current Prospectus Supplement, or (ii) the Prior Sales Agreement otherwise terminating in accordance with its terms, and in any event prior to the delivery of the first Placement Notice under this Agreement. Such notice shall include (A) confirmation of the number of Current Offered Shares sold under the Prior Sales Agreement, and (B) the date of termination of the Prior Sales Agreement (if applicable).

8.            Conditions to Agents’ Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)            Registration Statement and Prospectus Supplements Effective. The Registration Statement shall be effective and shall be available for (i) all sales of Placement Shares issued pursuant to all prior Placement Notices and (ii) the sale of all Placement Shares contemplated to be issued by any Placement Notice. The Prospectus Supplements shall have been filed with the Canadian Qualifying Authorities and Commission and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities and the Commission shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(b)            No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company or any of its Subsidiaries of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal, provincial, state, foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would reasonably be expected to require any post-effective amendments or supplements to the Registration Statement, the Disclosure Package or the Prospectuses, (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal, provincial, state, foreign or other governmental, administrative or self-regulatory authority of any stop order suspending the effectiveness of the Registration Statement, the Disclosure Package or Prospectuses or the initiation of any proceedings for that purpose, (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (iv) the occurrence of any event that makes any material statement made in the Registration Statement, the Disclosure Package or the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Disclosure Package, the Prospectuses or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the Disclosure Package and the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)            No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement or the Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ reasonable opinion (under the advice of counsel) is material, or omits to state a fact that in the Agents’ opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)            Material Changes. Except as contemplated and appropriately disclosed in the Disclosure Package and in the Prospectuses, or disclosed in the Company’s reports filed with the Commission and Canadian Qualifying Authorities, there shall not have been any Material Adverse Change, on a consolidated basis, in the authorized capital stock of the Company or any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change, or any downgrading in or withdrawal of the rating assigned to any of the Company’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses.

(e)            Representation Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(p) on or before the date on which delivery of such certificate is required pursuant to Section 7(p).

(f)            Company Counsel Legal Opinions. The Agents shall have received the opinions of (i) the Company’s Canadian Counsel and the Company’s U.S. Counsel required to be delivered pursuant to Section 7(q) on or before the date on which such delivery of such opinion is required pursuant to Section 7(q), (ii) the Company’s Arkansas Counsel required to be delivered pursuant to Section 7(s) on or before the date on which such delivery of such opinion is required pursuant to Section 7(s) and (iii) the Company’s Texas Counsel required to be delivered pursuant to Section 7(t) on or before the date on which such delivery of such opinion is required pursuant to Section 7(t).

(g)            Agents’ Counsel Legal Opinions. The Agents shall have received, on or before the date on which the delivery of opinions of the Company’s U.S. counsel and Canadian counsel are required pursuant to Section 7(q), a written opinion and negative assurance letter of Latham & Watkins LLP, U.S. counsel for the Agents, with respect to such matters as the Agents may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(h)            Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 7(r) on or before the date on which such delivery of such Comfort Letter are required pursuant to Section 7(r).

(i)            Secretary’s Certificate. Upon execution of this Agreement, the Agents shall have received a certificate, signed on behalf of the Company by its corporate Secretary, in form and substance satisfactory to the Agents and their counsel.

(j)            No Suspension. Trading in the Common Shares shall not have been suspended on the NYSE American or the TSXV.

(k)            Other Materials. On or prior to the First Delivery Date and on each date on which the Company is required to deliver a certificate pursuant to Section 7(p), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may have reasonably requested. All such opinions, certificates, letters and other documents shall have been in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such opinions, certificates, letters and other documents as the Agents shall have reasonably requested.

(l)            Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 under the Securities Act and with the Canadian Qualifying Authorities required by Canadian Securities Laws, respectively, have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 under the Securities Act and Canadian Securities Laws.

(m)            Compliance with Blue Sky Laws. The Placement Shares shall be qualified for sale in such states and jurisdictions in the U.S. as the Agents may reasonably request, as well as such jurisdictions outside the U.S. as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(n)            FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(o)            Regulation M. The Common Shares shall qualify as an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(p)            Approval for Listing. The Placement Shares shall have been (i) approved for listing on the NYSE American, subject only to notice of issuance; and (ii) conditionally approved for listing on the TSXV, subject only to fulfilling customary conditions of the TSXV.

(q)            Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Placement Shares.

(r)            Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectus Supplements have been or will be filed, (iii) specifying where and how a purchaser of Placement Shares may obtain a copy of this Agreement and the Prospectus Supplements and (iv) if applicable, that the completion of the distribution of Placement Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Placement Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

(s)            No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 11(a).

(t)            Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any free writing prospectus reviewed and consented to by the Agents, provided that each of the Agents covenants with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(u)            Termination of Current Sales Program. As a condition to any obligation of the Agents to act in accordance with the first Placement Notice delivered in accordance with the terms of this Agreement, the Company shall have first delivered to the Agents a written notice in accordance with Section 7(ee) hereof.

9.            Indemnification and Contribution.

(a)          Company Indemnification. The Company agrees to indemnify and hold harmless each of the Agents, the directors, officers, partners, employees, affiliates and agents of each Agent and each person who controls any Agent within the meaning of either the Securities Act or the Exchange Act, or is otherwise controlled by any Agent, from and against any and all losses, claims, damages or liabilities, joint or several, to which such Agent, or any such person, may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based, directly or indirectly, upon (x) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses (or any amendment or supplement thereto) or in any free writing prospectus or (y) the omission or alleged omission therefrom of a material fact required to be stated in it or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by the Agents specifically for inclusion therein. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)            Agents Indemnification. Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Company and its directors and each officer of the Company that signed the Registration Statement, and each person who controls the Company within the meaning of the Securities Act or the Exchange Act, or is controlled by the Company, against any and all losses, claims, expenses, damages or liabilities described in the indemnity contained in Section 9(a), as incurred, but only with respect to written information relating to the Agents furnished to the Company by the Agents specifically for inclusion in the documents referred to in the indemnity contained in Section 9(a). The Company acknowledges that the Agents’ Information constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement or the Prospectuses.

(c)            Procedure. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party), or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (x) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (y) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)            Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total Net Proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation actually received by the Agents pursuant to Section 2 (in the case of one or more Placements hereunder). If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agents agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for the purpose of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the foregoing provisions of this Section 9(d), each Agent shall not be required to contribute any amount in excess of the total compensation actually received by the Agents pursuant to Section 2 (in the case of one or more Placements hereunder) and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of the Agents, will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(c) hereof.

10.            Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 9 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor, or (iii) any termination of this Agreement.

11.            Termination.

(a)            Each Agent shall have the right by giving notice as hereinafter specified at any time to terminate its obligations under this Agreement if (i) any Material Adverse Change, or any development that could reasonably be expected to result in a Material Adverse Change has occurred that, in the reasonable judgment of such Agent, may materially impair the ability of such Agent to sell the Placement Shares hereunder, (ii) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7(p), 7(q), or 7(r), such Agent’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required, (iii) any other condition of such Agent’s obligations hereunder is not fulfilled, or (iv) any suspension or limitation of trading in the Placement Shares or in securities generally on the NYSE American or the TSXV shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(i) (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Representations and Agreements to Survive Delivery), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 20 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate its obligations under this Agreement as provided in this Section 11(a), such Agent shall provide the required notice as specified in Section 12 (Notices).

(b)            The Company shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement with any or all of the Agents in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(i), Section 9, Section 10, Section 16 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(c)            Each Agent shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(i), Section 9, Section 10, Section 16 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(d)            Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate on the date that is the earlier of: (x) upon the issuance and sale of all of the Placement Shares through the Agents on the terms and subject to the conditions set forth herein, or (y) August 30, 2027; provided that the provisions of Section 7(i), Section 9, Section 10, Section 16 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(e)            This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(i), Section 9, Section 10, Section 16 and Section 20 shall remain in full force and effect.

(f)            Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the applicable Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

12.            Notices. All notices and communications hereunder will be in writing, unless otherwise specified in this Agreement, and, if sent to Canaccord, will be mailed or delivered to Canaccord Genuity LLC, One Post Office Square, 30th Floor, Boston, MA 02109, Attention: ECM, General Counsel; if sent to Evercore, will be mailed or delivered to Evercore Group L.L.C., 55 East 52nd Street, New York, NY 10055, Email: ecm.prospectus@evercore.com; or, if sent to the Company, will be mailed or delivered to 1625 – 1075 West Georgia Street, Vancouver, BC, Canada, V6E 3C9, Attention: Salah Gamoudi. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.

13.            Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties; provided, however, that each Agent may assign its rights and obligations hereunder to its affiliates without obtaining the Company’s consent.

14.          Adjustments for Share Splits

. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Common Shares.

15.            Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

16.            Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement, and its agent for service of process, as applicable, and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Puglisi & Associates at 850 Library Ave Suite 204, Newark, DE 19711, United States (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Placement Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Placement Shares shall be outstanding.

17.            Judgement Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agents could purchase U.S. dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to any Agent shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first Business Day, following receipt by such Agent of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Agent may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Agent hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Agent against such loss. If the U.S. dollars so purchased are greater than the sum originally due to such Agent hereunder, such Agent agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Agent hereunder.

18.            Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

19.            No Right to Immunity. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any Subsidiary or their respective properties, assets or revenues has any right of immunity under Canadian, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any law of Canada, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement. To the extent that the Company, any Subsidiary or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 20 of this Agreement.

20.            Waiver of Jury Trial. The Company and the Agents each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.            Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a)            The Agents have been retained solely to act as sales agents in connection with the sale of the Placement Shares and that no fiduciary, advisory or agency relationship between the Company and any Agent has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether any Agent has advised or is advising the Company on other matters;

(b)            the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)            the Company has been advised that the Agents and their respective affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Agents have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d)            the Company waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, partners, employees or creditors of the Company.

22.            Recognition of the U.S. Special Resolution Regimes.

(a)            In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

23.            Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the others may be made by facsimile transmission.

24.            Definitions. As used in this Agreement, the following term has the meaning set forth below:

(a)            “Applicable Time” means the date of this Agreement, each Representation Date, the date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder.

(b)            “Agents’ Information” means, solely the following information in the Prospectuses: the names of the Agents set forth on the cover and back covers and on the certificate of the Agents and the following information contained in the eighth and twelfth paragraphs under the caption “Plan of Distribution”.

(c)            “BHC Act Affiliate” shall mean “affiliate” as defined in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(d)            “Business Day” means, any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City, Vancouver, British Columbia or Toronto, Ontario.

(e)            “Covered Entity” shall mean any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b), or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(f)            “Default Right” shall mean default right as defined and interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(g)            “U.S. Special Resolution Regime” shall mean each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agents.

Very truly yours,

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

CANACCORD GENUITY CORP.

By:	/s/ Jamie Brown
Name: Jamie Brown
Title: Managing Director, Head of Capital Markets – Western Canada

[Signature Page to Sales Agreement]

Evercore Group L.L.C.

By:	/s/ Crystal Simpson
Name: Crystal Simpson
Title: Senior Managing Director

[Signature Page to Sales Agreement]

ACCEPTED as of the date
first-above written:

STANDARD LITHIUM LTD.

By:	/s/ Salah Gamoudi
Name: Salah Gamoudi
Title: Chief Financial Officer

[Signature Page to Sales Agreement]

Schedule 1

FORM OF PLACEMENT NOTICE

From:	Standard Lithium Ltd.
To:	[ • ]
Subject:	Standard Lithium Ltd. At-the-Market Offering—Placement Notice

To whom it may concern:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement among Standard Lithium Ltd. (the “Company”), Canaccord Genuity LLC, Canaccord Genuity Corp. (together, “Canaccord”) and Evercore Group L.L.C. (“Evercore”), dated August 10, 2026 (the “Agreement”), I hereby request on behalf of the Company that [Canaccord][Evercore] sell up to [ • ] of the Company’s common shares (the “Placement Shares”) at a minimum market price of [US$/C$] [ • ] per Placement Share. Sales should begin on the date of this Notice and shall continue until [DATE] [all shares are sold].

Schedule 2

Company Representatives

Name and Office / Title	E-mail Address	Telephone Number
David Park Chief Executive Officer	[Redacted]	[Redacted]
Salah Gamoudi Chief Financial Officer	[Redacted]	[Redacted]

Canaccord Representatives

SLIATM@cgf.com

Evercore Representatives

Frank.Santoro@evercore.com

Schedule 3

Compensation

The amount of compensation to be paid by the Company to the Agents in connection with each Placement of Placement Shares shall be up to 3.0% (in addition to any expense reimbursement pursuant to the terms of the Agreement) of the gross proceeds from such Placement, with such compensation to be allocated among the Agents as agreed by the Agents in writing.

Exhibit A

MATTERS TO BE COVERED BY
OPINION OF COMPANY’S CANADIAN COUNSEL

1.	The Corporation is a corporation incorporated and existing in good standing under the CBCA and has all requisite corporate power and capacity to own and lease its properties and assets and carry on its business as presently carried on as described in the Canadian Offering Documents.

2.	The Corporation has the necessary corporate power and capacity to execute, deliver and perform its obligations under the Sales Agreement and to issue and sell the Placement Shares.

3.	All necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Sales Agreement and the performance of its obligations under the Sales Agreement, including to authorize the issuance and delivery of the Placement Shares, and the Sales Agreement has been executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms.

4.	The authorized and issued share capital of the Corporation consists of an unlimited number of Common Shares of which [ • ], and an unlimited number of preferred shares of which none, were issued and outstanding as at the close of business on [ • ], 2026.

5.	The attributes and characteristics of the Placement Shares conform in all material respects with the descriptions thereof in the Canadian Offering Documents.

6.	The Placement Shares have been duly authorized and validly allotted and reserved for issuance, and upon receipt by the Corporation of the consideration therefor, will be issued as fully paid and non-assessable Common Shares.

7.	The execution and delivery of the Sales Agreement by the Corporation, the fulfilment of the terms of the Sales Agreement applicable to it by the Corporation and the issuance, sale and delivery of the Placement Shares, do not and will not constitute or result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of or default under, and will not conflict with, the constating documents of the Corporation or the CBCA.

8.	The Corporation has the necessary corporate power and capacity to certify and file the Canadian Offering Documents and all necessary corporate action has been taken by the Corporation to authorize the certification by it of the Canadian Offering Documents and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under the Applicable Securities Laws. The Canadian Offering Documents have been duly authorized and certified by the Corporation.

9.	Except for filings after the date hereof by the Corporation required under Applicable Securities Laws and the rules and policies of the TSXV, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, for the execution, delivery and performance by the Corporation of the Sales Agreement or the consummation by the Corporation of the transactions contemplated therein.

10.	The TSXV has conditionally approved the listing of the Placement Shares subject only to compliance with the listing conditions set forth in the TSXV Letter.

11.	TSX Trust has been appointed as the transfer agent and registrar for the Common Shares.

12.	The Corporation is a reporting issuer (or the equivalent) under the Applicable Securities Laws of the Provinces of Ontario, British Columbia and Alberta and is not included on a list of defaulting reporting issuers maintained by the securities regulators in any of the Provinces of Ontario, British Columbia and Alberta.

13.	All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained by the Corporation under Applicable Securities Laws to qualify the distribution to the public of the Placement Shares in the Provinces of Ontario, British Columbia and Alberta by or through Persons who are duly registered under the Applicable Securities Laws and who have complied with such laws.

14.	Subject to the assumptions, qualifications, limitations and restrictions set out therein, the statements set forth in the Canadian Prospectus Supplement under the heading “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, to the extent that such statements summarize matters of law or legal conclusions, fairly summarize the matters described therein in all material respects.

In giving the opinions described above, such counsel may state that the opinions above are limited to the laws of the Provinces of Alberta, British Columbia, and Ontario and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions and as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

Exhibit B

OFFICER CERTIFICATE

The undersigned, the duly qualified and elected [ • ], of Standard Lithium Ltd. (“Company”), a company organized and existing under the Canada Business Corporations Act, does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(p) of the Sales Agreement dated August 10, 2026 (the “Sales Agreement”) among the Company, Canaccord Genuity LLC, Canaccord Genuity Corp. and Evercore Group L.L.C., that to the best of the knowledge of the undersigned:

(i)            The representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Change, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)            The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By:
Name:
Title:

Date: